CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Share Buy-Back

February 15, 2012 CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) reports that it has received approval from the Toronto Stock Exchange (the “Exchange”) to commence a normal course issuer bid (“NCIB”) to purchase up to 725,000 of its common shares, representing approximately 1% of the 71,571,844 common shares which are issued and outstanding as at February 10, 2012, to a maximum aggregate acquisition cost of approximately $1,000,000. The NCIB is being implemented because management believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the common shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of CIBT’s business and future business prospects.

CIBT may buy back common shares anytime during the 12-month period beginning on February 21, 2012 and ending on February 20, 2013 or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Share purchases under the NCIB will be conducted through the facilities of the Exchange and other Canadian marketplaces/alternative trading systems. The actual number of shares purchased, and the timing of any such purchases, will be determined by CIBT, in accordance with the rules of the Exchange. Any common shares purchased under the NCIB will be held for re-sale at a price and time to be determined by CIBT.

Subject to prescribed exceptions, CIBT may purchase up to 2,838 common shares per day, representing 25% of the average daily trading volume of 11,350 common shares during the six months ending on January 31, 2012. The exceptions to this limitation include block trade purchases of (1) shares having a purchase price of at least $200,000, (2) at least 5,000 shares having a purchase price of at least $50,000, or (3) at least 10,000 shares.

During the last 12 months, CIBT has purchased 377,500 of its common shares through a normal course issuer bid at a weighted average price per share of $0.286.

About CIBT Education Group:

CIBT Education Group is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training.

In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu

Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.